News release via Canada NewsWire,

Attention Business Ed
Harris Steel Group Announces Acquisition of LEC Steel Inc.

TSX:HSG

TORONTO, Dec. 18 /CNW/ - Harris Steel Group Inc., or "Harris Steel"(HSG:TSX) today announced the signing of definitive agreements to acquire the wire and wire mesh manufacturing business and assets of LEC Steel Inc. ("LEC") of Brantford, Ontario.

The transaction is to be structured as an asset purchase. The purchase price is estimated to be $16.5 million including the assumption of certain liabilities. The purchase price includes approximately $4.2 million that will be allocated to intangible assets including goodwill. The final purchase price will be paid in cash and will be subject to working capital adjustments. A breakdown of the purchase consideration will be provided in the notes to the consolidated financials for the period in which the transaction closes. Management expects this acquisition to be accretive to earnings, adding a range of Cdn$0.04 - $0.07 earnings per share on an annualized basis.

LEC is a privately held corporation founded in 1990 as a processor of wire, mesh and construction accessory products. This product line is complementary to the wire and wire mesh products manufactured by Harris Steel's industrial products segment. Wire and mesh will continue to be manufactured out of LEC's facility in Brantford, as well as out of the existing Harris Steel location in Burlington, Ontario. Post-closing, we expect to utilize both manufacturing facilities to continue to serve our customers, and provide a platform for future growth.

Paul Kelly, President of Harris Steel Group Inc., commented, "We have known, respected and competed with LEC for the last 16 years. Their positioning in construction wire and mesh markets complements our strength. We are excited about welcoming the LEC employees to our team, and look forward to the opportunities that this transaction presents."

We caution that management's estimate of the earnings per share impact includes assumptions regarding the operation of LEC post-transaction. We are making certain assumptions based on data available to us in the derivation of this calculation and actual results may vary. When the transaction closes, we intend to integrate and manage the operations of LEC with those of our existing wire and wire mesh operations. Accordingly, there will be no accounting for LEC separate from the accounting for our wire and wire mesh operations, thereby making it impractical if not impossible to report performance against this estimate at a future point in time.

The transaction is subject to customary closing conditions and is expected to close in January, 2007.

About Harris Steel Group

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, Email flora(at)harrissteel.com; Corporate Office,

(416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 08:45e 18-DEC-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Enters Into Third Party Discussions

TSX:HSG

TORONTO, Dec. 7 /CNW/ - Harris Steel Group Inc. (HSG:TSX) today announced that the Company has entered into preliminary discussions with a third party that may or may not lead to a sale of the Company. In connection therewith, the Company has established a special committee of independent directors to oversee the pursuit of this transaction and has retained GMP Securities L.P. as its financial advisor. There can be no assurance that any agreement will result from these efforts or that any transaction will be completed.

About Harris Steel Group Inc.

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

%SEDAR: 00008000E

/For further information: John Harris, CEO and Chairman, (905) 662-0611/
(HSG.)

CO: Harris Steel Group Inc.

CNW 15:45e 07-DEC-06

For the Three Months Ended September 30, 2006

	Rein-forcing Products $	Industrial Products $	Steel Trading & Distri-bution $	Other Corporate $	Inter-segment Elimi-nations $	Total $
Sales	232,467	69,457	124,058	-	(38,035)	387,947
Depreciation	904	1,191	24	-	-	2,119
Amortization	546	14	286	-	-	846
Earnings before income taxes	35,757	6,472	1,931	337	255	44,752

For the Nine Months Ended September 30, 2005

	Rein-forcing Products $	Industrial Products $	Steel Trading & Distri-bution $	Other Corporate $	Inter-segment Elimi-nations $	Total $
Sales	491,400	208,998	35,993	-	(7,100)	729,291
Depreciation	1,767	2,671	5	4	-	4,447
Amortization	802	-	286	-	-	1,088
Earnings(loss) before income taxes	61,073	18,724	9	(743)	(185)	78,878

For the Three Months Ended September 30, 2005

Rein-		Steel Trading &		Inter-segment	

	forcing Products $	Industrial Products $	Distri- bution $	Other Corporate $	Elimi- nations $	Total $
Sales	194,742	64,190	31,484	-	(5,913)	284,503
Depreciation	661	890	5	-	-	1,556
Amortization	522	-	286	-	-	808
Earnings (loss) before income taxes	24,378	3,110	23	(420)	(185)	26,906

As at September 30, 2006

	Rein- forcing Products $	Industrial Products $	Steel Trading & Distri- bution $	Other Corporate $	Inter- segment Elimi- nations $	Total $
Inventories	136,463	57,384	49,276	-	(1,151)	241,972
Property, plant and equipment	41,441	50,530	244	-	-	92,215
Total assets	426,775	149,130	104,208	2,197	(1,151)	681,159

As at December 31, 2005

	Rein- forcing Products $	Industrial Products $	Steel Trading & Distri- bution $	Other Corporate $	Inter- segment Elimi- nations $	Total $
Inventories	108,254	66,920	34,855	-	(1,066)	208,963
Property,						

plant and equipment	28,656	41,628	203	-	-	70,487
Total assets	329,031	147,151	70,325	4,691	(1,066)	550,132

Geographic information is as follows:

Sales	For the Nine Months Ended September 30				
	Canada $	United States $	International $	Intersegment Eliminations $	Total $
2006	548,691	362,339	285,593	(120,536)	1,076,087
2005	477,517	239,774	20,388	(8,388)	729,291

Sales	For the Three Months Ended September 30				
	Canada $	United States $	International $	Intersegment Eliminations $	Total $
2006	197,087	130,549	107,215	(46,904)	387,947
2005	172,043	100,180	20,388	(8,108)	284,503

>>
%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 16:01e 02-NOV-06

file 82-34928

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Announces Record Quarterly Earnings

TSX: HSG

TORONTO, Nov. 2 /CNW/ - Harris Steel Group Inc. (HSG: TSX) is pleased to announce record quarterly earnings of $25.6 million, or $0.95 per share, up 74.5% year over year. Earnings in the nine month period ended September 30, 2006 were $63.5 million, or $2.36 per share, which is up 43.2% from the comparable earnings last year of $44.3 million.

The reinforcing products (rebar) segment continues to outperform, accounting for 53.6% of total sales and 76.2% of total pre-tax earnings year-to-date, measured before intersegment eliminations. Pre-tax earnings as a percentage of sales (pre-tax margins) in the rebar segment established a new record, at 15.4% in the quarter. Pre-tax margins in the steel trading and distribution segment trended down in the third quarter. The steel trading and distribution segment reported pre-tax earnings of $1.9 million during the quarter on our highest quarterly segment sales volumes achieved to date. The industrial products segment includes the effects of the Tru-Weld Grating acquisition that closed in April this year, and pre-tax earnings of $6.5 million in the third quarter are more than double their levels in the comparable quarter last year. Strength in the grating operations has mitigated the continuing margin pressure in our cold-finished bar operations in the industrial products segment.

Sales in the first nine months of 2006 of $1,076,087,000 already exceed full year 2005 sales of $1,013,197,000. The main contributor to the sales increase year over year is the steel trading and distribution business, which accounts for $316.2 million of the year-to-date sales, compared to $106.6 million in its first partial year of operations in 2005. The rebar segment established a new quarterly shipping record. Rebar segment sales of $232.5 million in the quarter increased by 7.1% over second quarter 2006 sales of $217.1 million. The steel trading and distribution segment also increased its sales, with the third quarter being the highest segment volumes achieved to date. Industrial products sales declined by 8.0% from sales in the second quarter this year, reflecting mainly the seasonality of the cold-finished bar products due to summer maintenance slowdowns.

<<
Unaudited results are summarized as follows:

Unaudited $Cdn 000's Except per share amounts	For the Nine Months Ended Sept. 30 2006	For the Nine Months Ended Sept. 30 2005	For the Three Months Ended Sept. 30 2006	For the Three Months Ended Sept. 30 2005
Sales	$ 1,076,087	$ 729,291	$ 387,947	$ 284,503
Earnings for the period	$ 63,500	$ 44,340	$ 25,620	$ 14,680
Earnings Per Share	$ 2.36	$ 1.65	$ 0.95	$ 0.55
Avg. No. of Common Shares outstanding	26,924,320	26,924,320	26,924,320	26,924,320

>>

The rebar segment achieved pre-tax earnings of $35.8 million in the third

quarter, on sales of $232.5 million. These earnings are up 46.7% year over year and up 10.3% over the second quarter this year. We are well positioned to meet this exceptional demand from an expanded operating base we have established over the last few years. Since the second quarter of 2004, we have added 11 new locations, bringing our total number of locations to 34 in Canada and the U.S. Further, we have secured our own installation labour force in Western Canada through acquisitions. Bidding activity remains robust in our major markets.

The steel trading and distribution segment had record sales of $124.1 million in the quarter, up $18.3 million, or 17.3% from sales in the second quarter of 2006 of $105.8 million. Pre-tax margins dropped from 4.2% in the second quarter this year to 1.6% in the third quarter, as an easing of supply and lower steel prices impacted trading conditions. The performance of Novosteel since we made our investment makes us optimistic about long-term prospects. Harris Supply Solutions Inc. ("Harris Supply") experienced lower sales volumes during the third quarter, reflecting uncertainty in the U.S. single family residential construction sector. Despite this uncertainty, margins of Harris Supply remained strong in the third quarter, relative to historical industry norms.

In the industrial products segment, pre-tax earnings of $6.5 million are double their comparable level last year, and up 12.4% from their levels of $5.8 million in the second quarter this year. Pre-tax margins of 9.3% in the third quarter improved from their levels of 7.6% in the second quarter this year. Higher grating margins reflect the continuing positive environment for heavy industrial construction and our expanded service abilities resulting from the acquisition of Tru-Weld. Cold-finished bar margins remained flat between the second and third quarter this year, and pricing pressure continues. We anticipate challenges in the fourth quarter as the market reacts to recent supplier price reductions.

Shareholders' equity at the end of September 2006 was $382.2 million, up 16.8% from its value at the end of December 2005 and up 6.4% from its value at the end of June 2006.

The Board of Directors approved a quarterly dividend of $0.10 per common share payable December 29, 2006 to shareholders of record December 15, 2006.

Financial statements are attached below, and full consolidated financial statements including Notes and Management's Discussion and Analysis of Results of Operations and Financial Condition will be filed on SEDAR by November 9, 2006.

Harris Steel Group Inc. will hold a conference call and webcast to discuss results tomorrow, November 3, at 9:00 am eastern time. This call will be hosted by John Harris, Chairman and Chief Executive Officer, Paul Kelly, President and Chief Operating Officer and Douglas Deighton, Chief Financial Officer. To participate in the call, please dial 416-849-6199 or 1-866-233-5281 (toll-free from Canada only). No passwords are required.

To access the live or archived audio webcast, please go to http://events.onlinebroadcasting.com/harris/110306/index.php

The webcast will be archived through the same link and also at www.harrissteel.com.

About Harris Steel Group Inc.

Harris Steel Group Inc. ("Harris") is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the

Toronto Stock Exchange under the symbol HSG.

<<

HARRIS STEEL GROUP INC.
CONSOLIDATED BALANCE SHEETS

(Unaudited)
As at September 30, 2006 and December 31, 2005
(In thousands of dollars)

Assets	September 30, 2006	December 31, 2005
Current Assets		
Cash	$ 6,878	$ 3,979
Accounts receivable	318,625	236,819
Inventories	241,972	208,963
Income and other taxes recoverable	-	6,236
Prepaid expenses and deposits	5,464	6,036
	572,939	462,033
Note Receivable	2,156	2,156
Pension Plans	1,181	1,188
Property, Plant and Equipment	92,215	70,487
Intangible Assets	12,668	14,268
	$ 681,159	$ 550,132
Liabilities		
Current Liabilities		
Bank indebtedness	$ 120,569	$ 60,233
Notes payable	11,177	11,630
Accounts payable and accrued liabilities	98,034	99,418
Income and other taxes payable	2,350	-
Future income taxes	17,441	13,950
	249,571	185,231
Health Benefit Plans	4,507	574
Future Income Taxes	3,877	5,209
	257,955	191,014
Non-Controlling Interests	41,014	31,931
Shareholders' Equity		
Capital Stock	16,196	16,196
Currency Translation Adjustment	(928)	(508)
Retained Earnings	366,922	311,499
	382,190	327,187
	$ 681,159	$ 550,132

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(In thousands of dollars except shares and per share amounts)

	For the Nine Months Ended Sept. 30		For the Three Months Ended Sept. 30	
	2006	2005	2006	2005
Sales	$ 1,076,087	$ 729,291	$ 387,947	$ 284,503
Cost of Sales	901,469	605,846	322,596	238,039
	174,618	123,445	65,351	46,464
Expenses				
Selling and administrative	44,337	36,252	15,953	13,086
Foreign exchange losses (gains)	3,865	1,735	(389)	3,359
Interest	5,460	1,045	2,070	749
Depreciation	5,929	4,447	2,119	1,556
Amortization of intangible assets	2,502	1,088	846	808
	62,093	44,567	20,599	19,558
Earnings Before Income Taxes	112,525	78,878	44,752	26,906
Provision For Income Taxes				
Current	36,241	25,255	13,518	9,729
Future	3,701	3,912	1,953	1,038
	39,942	29,167	15,471	10,767
Earnings Before Non-Controlling Interests In Earnings Of Subsidiaries	72,583	49,711	29,281	16,139
Non-Controlling Interests In Earnings Of Subsidiaries	(9,083)	(5,371)	(3,661)	(1,459)
Earnings For the Period	$ 63,500	$ 44,340	$ 25,620	$ 14,680
Earnings Per Share	$ 2.36	$ 1.65	$ 0.95	$ 0.55
Average number of shares outstanding	26,924,320	26,924,320	26,924,320	26,924,320
Number of shares outstanding at September 30	26,924,320	26,924,320	26,924,320	26,924,320

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of dollars)

	For the Nine Months Ended Sept. 30		For the Three Months Ended Sept. 30	
	2006	2005	2006	2005
Cash Provided By (Used In):				
Operating Activities				
Earnings for the period............	$ 63,500	$ 44,340	$ 25,620	$ 14,680
Non-controlling interests in earnings of subsidiaries......	9,083	5,371	3,661	1,459
Depreciation and amortization......	8,431	5,535	2,965	2,364
Increase in future income taxes - long-term........	210	301	100	107
Foreign exchange (gain) loss on bank indebtedness and cash held in foreign currency..........	(1,649)	(1,768)	142	(2,247)
Increase in accounts receivable........	(70,123)	(52,279)	(27,772)	(17,389)
(Increase) decrease in inventories....	(24,397)	5,350	(11,084)	1,647
Decrease in prepaid expenses and deposits..........	3,340	1,250	3,415	1,090
Increase (decrease) in pension and health benefit plans............	86	6	(130)	(258)
(Decrease) increase in accounts payable and accrued liabilities.......	(5,802)	12,889	(2,047)	13,293
Increase (decrease) in income and other taxes.............	8,594	(27,644)	8,720	(729)
Increase in future income taxes - current...........	3,491	3,604	1,853	924
	(5,236)	(3,045)	5,443	14,941
Investing Activities				
Net additions to property, plant and equipment.....	(16,239)	(16,713)	(6,063)	(4,679)
Acquisition of				

businesses, net of cash acquired.....	(30,062)	(22,957)	249	(6,475)
	(46,301)	(39,670)	(5,814)	(11,154)
Financing Activities				
(Decrease) increase in notes payable..	(453)	11,627	15	5,500
Dividends..........	(8,077)	(7,269)	(2,692)	(2,423)
Increase (decrease) in bank indebtedness......	61,352	914	3,157	(7,892)
	52,822	5,272	480	(4,815)
Net foreign exchange gain (loss) on bank indebtedness and cash held in foreign currency............	1,614	1,612	(141)	2,091
Cash - Beginning of Period..............	3,979	38,530	6,910	1,636
Cash - End of Period.	$ 6,878	$ 2,699	$ 6,878	$ 2,699

HARRIS STEEL GROUP INC.
SEGMENTED INFORMATION

(Unaudited)
(In thousands of dollars)

For the Nine Months Ended September 30, 2006

	Reinforcing Products $	Industrial Products $	Steel Trading & Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Sales	612,557	214,220	316,218	-	(66,908)	1,076,087
Depreciation	2,404	3,469	56	-	-	5,929
Amortization	1,616	28	858	-	-	2,502
Earnings (loss) before income taxes	85,789	17,167	10,367	(714)	(84)	112,525

File 82-34928

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 **Name and Address of Company**

Harris Steel Group Inc. (the "**Company**")
4120 Yonge Street
Suite 404
North York, Ontario
M2P 2B8

Item 2 **Date of Material Change**

December 7, 2006

Item 3 **News Release**

Attached as a Schedule "A" is the news release in respect of the material change, which was disseminated through Canada Newswire on December 7, 2006.

Item 4 **Summary of Material Change**

The Company announced that the Company has entered into preliminary discussions with a third party that may or may not lead to a sale of the Company. In connection therewith, the Company has established a special committee of independent directors to oversee the pursuit of this transaction and has retained GMP Securities L.P. as its financial advisor. There can be no assurance that any agreement will result from these efforts or that any transaction will be completed.

Item 5 **Full Description of Material Change**

Refer the press release attached hereto as Schedule "A".

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

The report is not being filed on a confidential basis.

Item 7 **Omitted Information**

No information has been omitted.

Item 8 **Executive Officer**

The following senior officer of the Company is knowledgeable about the material change and this report:

John Harris
Chief Executive Officer and Chairman
(905) 662-0611

Item 9 **Date of Report**

December 11, 2006

Schedule "A"

PRESS RELEASE

Harris Steel Group Enters Into Third Party Discussions

TSX:HSG

TORONTO, Dec. 7 /CNW/ - Harris Steel Group Inc. (HSG:TSX) today announced that the Company has entered into preliminary discussions with a third party that may or may not lead to a sale of the Company. In connection therewith, the Company has established a special committee of independent directors to oversee the pursuit of this transaction and has retained GMP Securities L.P. as its financial advisor. There can be no assurance that any agreement will result from these efforts or that any transaction will be completed.

About Harris Steel Group Inc.

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

For further information: John Harris, CEO and Chairman, (905) 662-0611

File 82-34928

CERTIFICATION OF INTERIM FILINGS

Form 52-109F2 (Modified)

I, Douglas Deighton, Chief Financial Officer of Harris Steel Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

"Signed"
Douglas Deighton
Chief Financial Officer

File 82-34928

CERTIFICATION OF INTERIM FILINGS

Form 52-109F2 (Modified)

I, John Harris, Chairman and Chief Executive Officer of Harris Steel Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

"Signed"
John Harris
Chairman and Chief Executive Officer

File 82-34928

HARRIS STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

NINE MONTHS ENDED SEPTEMBER 30, 2006

REPORT TO THE SHAREHOLDERS

I am pleased to report earnings of $25.6 million, or $0.95 per share, in the third quarter, and $2.36 for the nine months ended September 30, 2006. Our quarterly earnings are up 74.5% from the same quarter a year ago, and our year-to-date earnings exceeded the comparable earnings in 2005 by 43.2%.

The rebar segment continues to produce exceptional results. High shipment volumes in the second quarter, particularly in the month of June, have mitigated traditional seasonal effects in rebar to some degree. While third quarter shipments exceeded shipments in the second quarter, the difference was not as pronounced as it has been historically. Pre-tax margins established a new record. The outlook for the segment based on order backlog and bidding activity remains strong in all of our major markets.

In the steel trading and distribution segment, Novosteel pre-tax margins have trended toward the range of our original expectations in the third quarter. Novosteel's margin contraction reflects an easing of supply and lower steel prices of most products which Novosteel trades, as well as higher cargo delivery costs. Looking forward, the value of letters of credit outstanding for purchase order commitments are lower than they've been at the end of any quarter since the Novosteel acquisition, but inventories in transit remain fairly high, providing mixed indicators for the immediate term. Harris Supply Solutions' sales volumes declined in the third quarter over second quarter this year, but their pre-tax margins have been fairly stable. Nonetheless, demand is weakening in certain regions in tandem with the deterioration of the U.S. single family residential construction sector. Despite these uncertainties in the near term, the results of the steel trading and distribution businesses since inception in 2005 have exceeded our expectations, and give us optimism for long term prospects.

In the industrial products segment, our quarterly pre-tax earnings demonstrate a significant improvement over the third quarter of 2005, which was our low point in that year. Cold-finished bar pre-tax margins were flat from the second quarter to third quarter this year, but pricing pressure continues and we anticipate challenges in the fourth quarter as the market reacts to recent supplier price reductions. The grating operations continue to perform well, reflecting the increase in our business capacity from the acquisition of Tru-Weld and very high levels of industrial construction in Western Canada.

John Harris
Chairman and Chief Executive Officer
Toronto, Canada, November 2, 2006

Forward-Looking Statements

This commentary contains forward-looking statements reflecting management's expectations regarding future results of operations, economic performance and financial condition of Harris Steel Group Inc. ("the Company"). We wish to caution the reader that the outcome of any number of factors, including those described in this commentary and other documents filed on SEDAR, could affect the Company's actual results and could cause such results to materially differ from those expressed in any forward-looking statements. We do not undertake to update any forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Harris Steel Group Inc. ("Harris Steel", "We" or "the Company") is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily for use in single family residential construction.

Harris Steel became a public company in 1967 and has paid a quarterly dividend consistently since 1972. At September 30, 2006 and at the date of this report, 26,924,320 issued and outstanding common shares are listed on the Toronto Stock Exchange under the symbol HSG.

The following discussion and analysis of the consolidated operating results and financial condition for the nine months and the quarter ended September 30, 2006 should be read in conjunction with the audited consolidated financial statements and related notes, and Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") for the years ended December 31, 2005 and 2004. The interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). We wish to caution the reader, however, that these interim consolidated financial statements are the responsibility of our management and have not been audited or reviewed on behalf of shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP. Additional information relating to the Company, including its most recent annual filings, is available on SEDAR at www.sedar.com. All figures are in Canadian dollars. This information is presented as of November 2, 2006.

Reference should be made to the description of operating and financial risk factors outlined in our 2005 Annual Report and Annual Information Form dated March 8, 2006. Some of these factors are discussed as part of our discussion of operations in the period. In the "Results of Operations by Segment" discussion for reinforcing products (rebar), we include discussion of emerging regional concentration risk, arising because of the unprecedented levels of construction in Western Canada.

The Company has included certain non-GAAP performance measures in this document, including descriptions of gross margin and pre-tax margin. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore, are unlikely to be comparable to similar measures presented by other companies. We believe that, in addition to conventional measures prepared in accordance with GAAP, these measures can be used by some investors as indicators of our performance. Accordingly, these measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Results of Operations

Third quarter 2006 earnings of $25.6 million, or $0.95 per share, represent a record quarterly result and are up 74.5% over the comparative period last year and up 10.5% from second quarter 2006 earnings per share of $0.86, which had been our previous record. Adjusting second quarter 2006 results for two significant items noted in our MD&A for the period ended June 30, 2006, earnings in the second quarter would have been $0.91 per share without the loss of $0.11 per share from foreign exchange and the gain of $0.06 per share from the resolution of litigation relating to a large accounts receivable (Venetian Casino). The litigation resolution is clearly non-recurring and the foreign exchange effect in the third quarter is minor. This quarter, our earnings per share would have been $0.94 without the foreign exchange gain of $0.01 per share.

Year-to-date earnings of $63.5 million or $2.36 per share have already exceeded full year earnings in 2005 and 2004, if we exclude the gain on sale of shares in subsidiary (Nucor transaction) from 2004 and the subsequent earn-out proceeds from 2005. Year-to-date earnings are up $19.2 million or 43.2% over the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

comparable period in 2005, reflecting growth in rebar operations at exceptional margins and the strong performance of the steel trading and distribution segment which essentially commenced activity in the third quarter of 2005.

Sales in the first nine months of 2006 were $1.08 billion, up $346.8 million or 47.6% from their levels in the first nine months of 2005. Sales in the third quarter this year of $387.9 million are slightly ahead of sales in the second quarter this year of $382.9 million. This is a much smaller increase than we've experienced historically, and reflects the moderating of seasonality which was indicated in the Report to the Shareholders of our interim report for the second quarter 2006. The seasonal effect of summer weather conditions allowing for installation of rebar in all areas of North America in which we operate was moderated by our exceptionally strong shipments towards the end of the second quarter. In addition, seasonal trends do not have as pronounced an impact on the steel trading and distribution segment.

Gross margins of 16.8% in the third quarter this year are better than their level of 16.3% in the same quarter last year, and down from their level of 17.2% in the second quarter this year. Most of the overall margin decline results from the impact of the lower margin business of the steel trading and distribution segment.

Selling, general and administrative costs ("SG&A") of $44.3 million in the first nine months this year compare to $36.3 million in the comparable period last year, an increase of 22.3%. Most of this increase is attributable to increased steel trading SG&A of $5.1 million in the first nine months this year compared to the same period last year. In addition, our year-to-date third party Bill 198 compliance expenditures in support of certification have been $830,000, and while we expect the rate of these costs to decline, such expenditures will continue into the fourth quarter this year. Legal and due diligence costs of $680,000 were expensed in the first nine months of 2006 in relation to the Tru-Weld acquisition and three rebar acquisitions. SG&A in the third quarter this year were $16.0 million, compared to $13.1 million in the same quarter a year ago and $14.5 million in the second quarter this year. The SG&A in the second quarter of 2006 were reduced by $2.5 million by the positive effects of the Venetian settlement. Without this settlement, SG&A levels would have been approximately $17.0 million in the second quarter, implying that SG&A costs in the third quarter fell by approximately $1.0 million. The absence of transaction legal and due diligence costs in the third quarter was one of the factors in the variance. In addition, as we have noted in previous MD&A discussions and quarterly conference calls, historically we have had fourth quarter positive effects that tend to recur each year. Given the increased magnitude of our operations and earnings levels year to date, we have closely reviewed estimated accruals in order to avoid large beneficial effects in the fourth quarter, and accordingly, some SG&A were reduced in the third quarter. Finally, SG&A were reduced and cost of sales increased in the third quarter, as Tru-Weld's financial reporting practices were integrated with those of Fisher & Ludlow.

Earnings before taxes were $112.5 million in the first nine months of 2006, up $33.6 million or 42.7% over their comparable level last year. Pre-tax earnings as a percentage of sales of 10.5% in the nine months is down from the comparable level in 2005 of 10.8%. Because the proportion of sales from the steel trading and distribution segment has grown from a nominal share in 2005 to 27.7% year to date 2006, overall margins are impacted by the inherently lower margin business of the steel trading and distribution segment. To put this in perspective, we are still experiencing historically high pre-tax margins. The 2005 pre-tax margin rate of 10.8% for the first nine months of 2005 was higher than any comparable period in the last 10 years, with the exception of 2004, where we experienced the positive effects of holding inventory in a rising price environment.

The effect from foreign exchange is a major variation from third quarter 2005 earnings to third quarter 2006 earnings. In 2005, the Canadian dollar/U.S. dollar exchange rate moved from Cdn$1.225 at the end of June to Cdn$1.163 at the end of September. Our foreign exchange loss in that quarter was $3.4 million pre-tax,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

or $1.9 million after tax and non-controlling interest, which equated to a loss of $0.07 per share. In 2006, the exchange rate movement from the beginning of July to the end of September was insignificant, and we are reporting a small pre-tax gain of $389,000, or a gain of $0.01 per share. Interest costs of $2.1 million in the quarter ended September 30, 2006 reflect the higher levels of bank indebtedness that have increased each consecutive quarter since September 2005. The interest charges include letter of credit financing fees, and other bank fees paid by the Novosteel companies.

Depreciation and amortization in the third quarter of 2006 were higher year over year, and also higher than their levels at the end of second quarter this year, consistent with the higher level of depreciable assets.

The effective tax rate in the third quarter was 34.6%, much lower than the rate of 40.0% in the third quarter of 2005, and lower than the rate of 38.2% recorded in the second quarter of 2006. Both third quarter 2005 and second quarter 2006 earnings illustrate the effect of non-taxable foreign exchange translation losses, while the tax rate in the third quarter of 2006 is close to the consolidation of the various statutory rates in the jurisdictions in which we operate, as there were no significant foreign exchange effects in the quarter.

Summary of Quarterly Results (unaudited)

(Dollars in thousands except per share amounts)	2006 Q3	2006 Q2	2006 Q1	2005 Q4
Sales	387,947	382,860	305,280	283,906
Earnings for the period	25,620	23,177	14,703	19,750
Earnings per share	0.95	0.86	0.55	0.73

	2005 Q3	2005 Q2	2005 Q1	2004 Q4
Sales	284,503	252,131	192,657	203,725
Earnings for the period	14,680	17,567	12,093	21,065
Earnings per share	0.55	0.65	0.45	0.78

Acquisitions

On a year-to-date basis, our acquisition expenditures were $30.9 million as outlined in note 5 to the consolidated financial statements. The third quarter is the only quarter this year in which we have not had a transaction. We continue to review opportunities, and we expect to see further consolidation in steel fabrication industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations by Segment

Reinforcing Products

In the third quarter, rebar continued to drive the overall results, representing 54.6% of total sales and 79.4% of total earnings before taxes (both measured before intersegment eliminations). Rebar earnings before taxes of $35.8 million are up $11.4 million or 46.7% over third quarter last year, and up 10.3% from second quarter this year. Segment pre-tax margins of 15.4% in the quarter are the highest in recent history, and very high by any historic measure.

The outlook for rebar remains strong, as investment in non-residential infrastructure construction continues to grow, both in the U.S. and in Canada. It appears that higher levels of funding are available for infrastructure replacement and new building, and the unprecedented level of activity in Western Canada has pushed commercial, multi-tenant residential and infrastructure construction to new highs. This demand environment has led to the emergence of a new risk factor, namely the increasing proportion of our sales and earnings that are derived from Western Canada. If Western Canadian construction demand declines significantly, for example, in response to a collapse in the energy industry, then we would be materially adversely impacted because of the proportion of our business deriving from this region. In response to demand in Western Canada and other regions, we have increased our operating base substantially, with new greenfield locations in both Canada and the U.S., as well as the locations we have established by acquisition. To illustrate, since the second quarter of 2004, we have added 11 new locations, giving us 34 locations at September, 2006. In the last 18 months, we have also enhanced our installation capabilities through significant acquisitions in Western Canada.

Industrial Products

On a year-to-date basis, industrial products sales are up 2.5% from their comparable period in 2005, but earnings before taxes are down 8.3% over the same period, as the segment continues to face challenges in its cold-finished bar operations. This quarter's earnings before taxes of $6.5 million in the segment are double their comparable level last year, and up 12.4% from their levels of $5.8 million in the second quarter this year. Pre-tax margins of 9.3% in the third quarter compare to their levels of 7.6% in the second quarter this year. The purchase of the Tru-Weld operations closed at the beginning of the second quarter this year and as such, the impact on the grating markets in which we operate is not yet definitive, but our expectations for the grating products operations remain positive. Volumes are solid, and margins reflect the continuing positive environment for heavy industrial construction, particularly in Western Canada. The outlook for cold-finished bar operations continues to present challenges which we expect will pressure margins in the fourth quarter as we face lower prices and continuing automotive industry weakness.

Steel Trading and Distribution

The performance of the steel trading and distribution segment in the third quarter of 2006 continues to illustrate the volatility of this segment. Looking at the last four quarters, the fluctuation in sales levels from one quarter to the next has not been nearly as significant as the fluctuation in pre-tax earnings. Fluctuations in sales from one quarter to the next have ranged from increases of 17% to 22%, but pre-tax earnings fluctuations measured on the same basis have ranged from an increase of 288% to this quarter's decline from second quarter of 57.0%. The segment produced $124.1 million in sales in the quarter ended September 30, 2006, which is the highest quarterly sales to date for the segment. Earnings before taxes in the third quarter this year were $1.9 million, a sharp drop from the $4.5 million generated in the second quarter this year, as pre-tax margins fell from 4.2% in the second quarter this year to 1.6% in the third quarter. This decline is consistent with the theme noted in our second quarter 2006 Report to the Shareholders, namely an easing of supply for steel products and higher

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

cargo delivery costs. In addition, during the third quarter of 2006, a much higher proportion of the sales of Novosteel were made to Harris companies in the other segments. The larger volumes purchased by Harris companies tend to be at lower margins to Novosteel. In addition, the third quarter results were negatively impacted by higher than anticipated logistics costs specific to some deliveries to Harris companies. In our second quarter 2006 MD&A, we also cautioned of potential weakness in U.S. residential construction that could have a negative impact on volumes and margins for Harris Supply Solutions. During the third quarter this year, Harris Supply Solutions experienced some softening of demand in certain regions, consistent with the conditions prevailing in the U.S. single family residential construction sector. However, margins remained strong, down only slightly from their levels at the end of the second quarter. The weak demand for Harris Supply Solutions continues into the fourth quarter. We have mixed near term indicators for Novosteel, as inventories in transit remain fairly high, but the value of letters of credit outstanding have fallen from U.S.$73.6 million at June 30, 2006 to U.S.$27.1 million at September 30, 2006.

Geographic Segment Information

We have included a geographic segment breakdown within note 9 to the interim consolidated financial statements. Looking at the comparison between the first nine months of 2006 and the same period in 2005, the international sales are the biggest source of the total increase in sales. In the first nine months of the year, approximately 40.6% of Novosteel's sales were to Harris Steel companies. In the third quarter this year, the proportion was 38.9%. Our previous indications of this proportion were roughly 20%, based on patterns established over the years prior to our acquisition; however, this pattern changed substantially with the development of the business of Harris Supply Solutions Inc., and with the significant buying by other Harris Steel Group Inc. entities, as a result of the strong demand environment, particularly for rebar.

The second significant item to note is that sales to U.S. customers from U.S. based operations in the first nine months of the year increased by 51.1% from the same period last year. This reflects the strength of the U.S. rebar operations, increased U.S. grating sales subsequent to the Tru-Weld acquisition and higher levels of sales in Harris Supply Solutions Inc. from its start-up in 2005.

Balance Sheet and Cash Flows

Accounts receivable represented 46.8% of our total assets at the end of the third quarter this year. Receivables are up 34.5% from their levels at the end of 2005, and up $27.7 million or 9.5% from their levels at the end of second quarter this year of $291.0 million. This increase exceeds the increase in sales from the second quarter to third quarter this year. Of the $27.7 million increase, $12.3 million is attributable to an increase in receivables of Novosteel, whose receivables fluctuate with the specific dates of cargo deliveries. The balance of the increase is attributable to the rebar segment, and is consistent with the increased sales in the rebar segment over the second quarter this year. For rebar, our typical collection cycles can approach 80 days before accounting for contract holdbacks that are not collectible until project completion.

Inventories represent the second highest proportion of assets at September 30, 2006, at 35.5% of total assets. Inventories are up 15.8% over levels at the end of 2005, and $11.0 million or 4.8% from the levels at the end of the second quarter this year. Rebar inventories are up 17.7% from their levels at the end of the second quarter this year, while industrial products inventories are down 4.3% and steel trading and distribution inventories are down 12.8% in the same period. Within the steel trading and distribution segment, the inventories of Harris Supply Solutions accounted for most of the decline, as Novosteel inventories are down only 1.3% in dollars and are up slightly in tonnes, reflecting the price decline in steel products traded by Novosteel. The inventories of Harris Supply Solutions at September 30, 2006 represent less than one quarter of sales volumes based on both third quarter and year-to-date sales rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Prepaid expenses have declined slightly from their levels at the end of December 2005, and have declined by $3.4 million from their levels at the end of June this year. We explained in our second quarter 2006 MD&A that we added $2.8 million year-to-date relating to rebar acquisition items. Prepaid items in the amount of $700,000 were expensed in the third quarter. Value ascribed to contract margins in rebar acquisitions is charged to earnings as these contracts are fulfilled. Finally, prepaid cargo costs for Novosteel in-transit items have declined by $2.1 million from their levels at the end of the second quarter. The reduction in prepaid cargo costs is consistent with anticipated lower Novosteel volumes in the fourth quarter based on third quarter period end indicators.

At September 30, 2006, we had cash of $6.9 million and bank indebtedness of $120.6 million whereas at June 30, 2006, we had cash of $6.9 million and bank indebtedness of $117.4 million. Approximately $43 million of the bank indebtedness at the end of September relates to Novosteel, which compares to the level of $40 million outstanding at the end of June 2006. This indebtedness principally arises from drawdowns of letters of credit issued by Novosteel's Swiss banks (see "Off Balance Sheet Transactions"). The drawdowns usually occur when suppliers provide the material to be loaded for transit. Our bank borrowings for all our other businesses are margined by working capital assets and we are not subject to any earnings-based bank covenants in any of our businesses.

Accounts payable and accrued liabilities at September 30, 2006 are roughly unchanged from their levels at the end of 2005, and down marginally from their levels at the end of June 2006. Capital expenditures in the quarter were $6.1 million, $4.0 million of which was for fabrication and other equipment in support of continuing growth and expanded capacity in the rebar segment, including a relocation to be completed in early 2007 for our Bolton, Ontario branch. We also spent roughly $459,000 in the industrial products segment, primarily for upgrades and enhancements to both the wire and cold-finished bar production lines. Year-to-date capital expenditures in 2006 were $16.2 million, and include $4.7 million in the second quarter for additional land and buildings for one of our Western Canadian rebar branches adjoining the existing site.

During the third quarter, we have transitioned from an income tax recoverable balance of $6.4 million to a payable position of $2.4 million at September 30, 2006. Canadian corporate income tax refunds of approximately $6.4 million were received in the quarter.

Quarterly dividends have been maintained at 10 cents per share throughout 2006, resulting in year-to-date payments of $8.1 million to shareholders. The Board of Directors has declared a dividend of $0.10 per share payable December 29, 2006.

Off-Balance Sheet Arrangements

In our discussion of bank indebtedness under "Balance Sheet and Cash Flows", we reference the $43 million of bank debt for Novosteel at the end of September 2006. In addition, Novosteel's Swiss banking partners provide letters of credit arrangements under trade finance facilities to steel mill suppliers in order to secure purchase orders on behalf of Novosteel.

The value of these letter of credit arrangements at the end of September 2006 was U.S.$27.1 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Contractual Obligations

At September 30, 2006, the company had entered into currency contracts with Swiss and Canadian financial institutions to receive a total of U.S.$25.3 million at various dates up to December 2006 in exchange for Cdn$25.0 million and EUR2.2 million. Each contract was entered into in relation to purchase order obligations for steel payable in U.S. funds or the anticipated receipt of Canadian or Euro funds related to receivables.

The mark-to-market value of the contracts which has not been reflected in the financial statements at September 30, 2006 was a nominal gain of $5,000.

Financial Condition

Working capital at the end of September 2006 was $323.4 million, an increase of $23.5 million over the level recorded at the end of June 2006 of $299.9 million. Bank indebtedness has remained relatively consistent with levels at the end of June this year, while accounts receivable and inventories have increased. Shareholders' equity has increased by 16.8% from its value at the end of December 2005, and 6.4% from its value at the end of June 2006.

The Company plans to fund operations, capital expenditures and dividends from current operating cash flows.

Toronto, Ontario
November 2, 2006

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Harris Steel Group Inc. and the accompanying interim consolidated balance sheet as at September 30, 2006 and the interim consolidated statements of earnings, retained earnings and cash flows for the period then ended are the responsibility of the Company's management. These consolidated financial statements have not been audited or reviewed on behalf of the shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

John Harris
Chairman and Chief Executive Officer

November 2, 2006

Douglas Deighton
Chief Financial Officer

November 2, 2006

CONSOLIDATED BALANCE SHEETS

(Unaudited)
As at September 30, 2006 and December 31, 2005
(In thousands of dollars)

Assets	**September 30, 2006**	December 31, 2005
Current Assets		
Cash	$ **6,878**	$ 3,979
Accounts receivable	**318,625**	236,819
Inventories	**241,972**	208,963
Income and other taxes recoverable	**–**	6,236
Prepaid expenses and deposits	**5,464**	6,036
	572,939	462,033
Note Receivable	**2,156**	2,156
Pension Plans	**1,181**	1,188
Property, Plant and Equipment	**92,215**	70,487
Intangible Assets	**12,668**	14,268
	$ **681,159**	$ 550,132
Liabilities		
Current Liabilities		
Bank indebtedness	$ **120,569**	$ 60,233
Notes payable	**11,177**	11,630
Accounts payable and accrued liabilities	**98,034**	99,418
Income and other taxes payable	**2,350**	–
Future income taxes	**17,441**	13,950
	249,571	185,231
Health Benefit Plans	**4,507**	574
Future Income Taxes	**3,877**	5,209
	257,955	191,014
Non-Controlling Interests	**41,014**	31,931
Shareholders' Equity		
Capital Stock	**16,196**	16,196
Currency Translation Adjustment	**(928)**	(508)
Retained Earnings	**366,922**	311,499
	382,190	327,187
	$ **681,159**	$ 550,132

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(In thousands of dollars except shares and per share amounts)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2006	2005	**2006**	2005
Sales	$ **1,076,087**	$ 729,291	$ **387,947**	$ 284,503
Cost of Sales	**901,469**	605,846	**322,596**	238,039
	174,618	123,445	**65,351**	46,464
Expenses				
Selling and administrative	**44,337**	36,252	**15,953**	13,086
Foreign exchange losses (gains)	**3,865**	1,735	**(389)**	3,359
Interest	**5,460**	1,045	**2,070**	749
Depreciation	**5,929**	4,447	**2,119**	1,556
Amortization of intangible assets	**2,502**	1,088	**846**	808
	62,093	44,567	**20,599**	19,558
Earnings Before Income Taxes	**112,525**	78,878	**44,752**	26,906
Provision For Income Taxes				
Current	**36,241**	25,255	**13,518**	9,729
Future	**3,701**	3,912	**1,953**	1,038
	39,942	29,167	**15,471**	10,767
Earnings Before Non-Controlling Interests In Earnings Of Subsidiaries	**72,583**	49,711	**29,281**	16,139
Non-Controlling Interests In Earnings Of Subsidiaries	**(9,083)**	(5,371)	**(3,661)**	(1,459)
Earnings For the Period	$ **63,500**	$ 44,340	$ **25,620**	$ 14,680
Earnings Per Share (note 6)	**$2.36**	$1.65	**$0.95**	$0.55
Average number of shares outstanding	**26,924,320**	26,924,320	**26,924,320**	26,924,320
Number of shares outstanding at September 30	**26,924,320**	26,924,320	**26,924,320**	26,924,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(In thousands of dollars)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2006	2005	**2006**	2005
Balance – Beginning of Period	$ **311,499**	$ 257,371	$ **343,994**	$ 282,185
Earnings for the period	**63,500**	44,340	**25,620**	14,680
	374,999	301,711	**369,614**	296,865
Dividends	**(8,077)**	(7,269)	**(2,692)**	(2,423)
Balance – End of Period	$ **366,922**	$ 294,442	$ **366,922**	$ 294,442

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of dollars)

	For the Nine Months Ended September 30		For the Three Months Ended September 30	
	2006	2005	**2006**	2005
Cash Provided By (Used In):				
Operating Activities				
Earnings for the period	$ **63,500**	$ 44,340	$ **25,620**	$ 14,680
Non-controlling interests in earnings of subsidiaries	**9,083**	5,371	**3,661**	1,459
Depreciation and amortization	**8,431**	5,535	**2,965**	2,364
Increase in future income taxes – long-term	**210**	301	**100**	107
Foreign exchange (gain) loss on bank indebtedness and cash held in foreign currency	**(1,649)**	(1,768)	**142**	(2,247)
Increase in accounts receivable	**(70,123)**	(52,279)	**(27,772)**	(17,389)
(Increase) decrease in inventories	**(24,397)**	5,350	**(11,084)**	1,647
Decrease in prepaid expenses and deposits	**3,340**	1,250	**3,415**	1,090
Increase (decrease) in pension and health benefit plans	**86**	6	**(130)**	(258)
(Decrease) increase in accounts payable and accrued liabilities	**(5,802)**	12,889	**(2,047)**	13,293
Increase (decrease) in income and other taxes	**8,594**	(27,644)	**8,720**	(729)
Increase in future income taxes – current	**3,491**	3,604	**1,853**	924
	(5,236)	(3,045)	**5,443**	14,941
Investing Activities				
Net additions to property, plant and equipment	**(16,239)**	(16,713)	**(6,063)**	(4,679)
Acquisition of businesses, net of cash acquired (note 5)	**(30,062)**	(22,957)	**249**	(6,475)
	(46,301)	(39,670)	**(5,814)**	(11,154)
Financing Activities				
(Decrease) increase in notes payable	**(453)**	11,627	**15**	5,500
Dividends	**(8,077)**	(7,269)	**(2,692)**	(2,423)
Increase (decrease) in bank indebtedness	**61,352**	914	**3,157**	(7,892)
	52,822	5,272	**480**	(4,815)
Net foreign exchange gain (loss) on bank indebtedness and cash held in foreign currency	**1,614**	1,612	**(141)**	2,091
Cash – Beginning of Period	**3,979**	38,530	**6,910**	1,636
Cash – End of Period	$ **6,878**	$ 2,699	$ **6,878**	$ 2,699
Supplemental Cash Flow Disclosures:				
Interest paid	$ **5,427**	$ 871	$ **2,222**	$ 739
Income taxes paid	$ **26,549**	$ 54,727	$ **5,560**	$ 11,970

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006 and 2005 (Unaudited)

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the company for the years ended December 31, 2005 and 2004. These interim consolidated financial statements have not been reviewed by the company's independent auditors.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2005 and 2004. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the respective interim periods presented.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interests represents the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality of Operations

The company's business is both cyclical and seasonal, with seasonality primarily impacting the reinforcing products segment, and cyclicality being a major factor in the reinforcing, industrial products and steel trading and distribution segments. The reinforcing products segment serves the infrastructure construction marketplace, where reinforcing steel is embedded within concrete, and weather is a limiting factor when temperatures drop to the point where the concrete in unable to set properly. These seasonal patterns, however, can be outweighed by the inherent cyclical nature of steel markets. The company's operations in all segments are highly dependent on economic conditions and spending and more specifically, on the funding of infrastructure construction and automotive/industrial activity. Because of the impact of these larger cyclical trends, seasonal patterns may not always be evident in the company's interim results.

5. Acquisitions

On January 30, 2006, the company acquired the business and assets of Franklin Reinforcing Steel Co., Inc. in Fresno, California for a total cost of $8.0 million, which was paid in cash. In May 2006, the company acquired reinforcing steel businesses in Boise, Idaho and Calgary, Alberta, for a total cost of $4.4 million, which was paid in cash.

The final purchase prices for the reinforcing steel businesses that were acquired in 2006 are yet to be finalized, as they remain subject to adjustments for working capital items.

On April 3, 2006, the company acquired the shares of Tru-Weld Grating, Inc., a steel grating business based in Pennsylvania and Illinois, as well as the assets and business of Tru-Weld Grating Ltd., its Canadian affiliate based in Wetaskiwin, Alberta. The total cost was $18.5 million, and was paid in cash. The company finalized the purchase price for this acquisition in the quarter ended September 30, 2006, as a result of adjustments for working capital items.

In May and June 2005, the company acquired four rebar installation operations in western Canada for a total cost of $16.8 million, which was paid in cash.

In July 2005, the Company acquired a 75% interest in three entities comprising the steel trading and distribution business of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006 and 2005 (Unaudited)

5. Acquisitions (continued)

Novosteel S.A. ("Novosteel"), a company based in Neuchatel, Switzerland for a total cost of $10.6 million, which was paid in cash.

The business combinations have been accounted for using the purchase method of accounting and are summarized below:

	Nine Months Ended September 30, 2006		
(In thousands of dollars)	Reinforcing Products	Industrial Products	Total
Purchase consideration:			
Cash	$ 12,338	$ 18,513	$ 30,851
Fair value of net assets acquired:			
Cash	$ 103	$ 686	$ 789
Other current assets, excluding cash	11,733	13,389	25,122
Property, plant and equipment	1,018	10,403	11,421
Intangible assets	620	282	902
Current liabilities	(1,136)	(3,934)	(5,070)
Health benefit plan	–	(3,855)	(3,855)
Future income taxes	–	1,542	1,542
	$ 12,338	$ 18,513	$ 30,851

	Nine Months Ended September 30, 2005			Three Months Ended September 30, 2005		
(In thousands of dollars)	Reinforcing Products	Steel Trading and Distribution	Total	Reinforcing Products	Steel Trading and Distribution	Total
Purchase consideration:						
Cash	$ 16,817	$ 10,646	$ 27,463	$ –	$ 10,646	$ 10,646
Fair value of net assets acquired:						
Cash	$ 335	$ 4,171	$ 4,506	$ –	$ 4,171	$ 4,171
Other current assets, excluding cash	5,242	26,183	31,425	–	26,183	26,183
Property, plant and equipment	1,793	13	1,806	–	13	13
Bank indebtedness	–	(13,500)	(13,500)	–	(13,500)	(13,500)
Non-controlling interest	–	(2,052)	(2,052)	–	(2,052)	(2,052)
Intangible assets	10,449	5,715	16,164	–	5,715	5,715
Current liabilities	(1,002)	(9,884)	(10,886)	–	(9,884)	(9,884)
	$ 16,817	$ 10,646	$ 27,463	$ –	$ 10,646	$ 10,646

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006 and 2005 (Unaudited)

6. Earnings Per Share

Earnings per share amounts are calculated on the weighted average number of shares outstanding for each period reported. There are no dilutive securities, such as stock options, within the capital structure of the company.

7. Commitments

At September 30, 2006, the company had entered into currency contracts with Swiss and Canadian financial institutions to receive a total of U.S.$25.3 million at various dates up to December 2006 in exchange for Cdn$25 million and EUR2.2 million. Each contract was entered into in relation to purchase order obligations for steel payable in U.S. funds or the anticipated receipt of Canadian or Euro funds related to receivables.

The mark-to-market value of the contracts at September 30, 2006, which has not been reflected in the financial statements, was a gain of $5,000.

8. Letters of Credit

Novosteel conducts its business by matching purchases of product with sales to customers. The business is financed by trade credit arrangements with a number of Swiss-based banking institutions. These arrangements, principally letters of credit under trade finance facilities, are non-recourse to the shareholders of Novosteel.

At September 30, 2006, there were letters of credit outstanding of U.S.$27.1 million under the Swiss trade credit arrangements for commitments to purchase inventory.

9. Segmented Information

The company has three reportable segments, reinforcing products, industrial products and steel trading and distribution.

Intersegment eliminations of earnings before income taxes eliminate the intercompany profits on inventories purchased and not yet sold to a third party.

The company evaluates segment performance based on earnings before income taxes.

Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments (primarily corporate office expenditures and holding company functions).

Notes continue on the next page

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006 and 2005 (Unaudited)

9. Segmented Information (continued)

(In thousands of dollars)

	For the Nine Months Ended September 30, 2006					
	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Sales	612,557	214,220	316,218	–	(66,908)	1,076,087
Depreciation	2,404	3,469	56	–	–	5,929
Amortization	1,616	28	858	–	–	2,502
Earnings (loss) before income taxes	85,789	17,167	10,367	(714)	(84)	112,525

	For the Three Months Ended September 30, 2006					
	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Sales	232,467	69,457	124,058	–	(38,035)	387,947
Depreciation	904	1,191	24	–	–	2,119
Amortization	546	14	286	–	–	846
Earnings (loss) before income taxes	35,757	6,472	1,931	337	255	44,752

	For the Nine Months Ended September 30, 2005					
	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Sales	491,400	208,998	35,993	–	(7,100)	729,291
Depreciation	1,767	2,671	5	4	–	4,447
Amortization	802	–	286	–	–	1,088
Earnings (loss) before income taxes	61,073	18,724	9	(743)	(185)	78,878

	For the Three Months Ended September 30, 2005					
	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Sales	194,742	64,190	31,484	–	(5,913)	284,503
Depreciation	661	890	5	–	–	1,556
Amortization	522	–	286	–	–	808
Earnings (loss) before income taxes	24,378	3,110	23	(420)	(185)	26,906

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2006 and 2005 (Unaudited)

9. Segmented Information (continued)

(In thousands of dollars)

	As at September 30, 2006						As at December 31, 2005					
	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $	Reinforcing Products $	Industrial Products $	Steel Trading and Distribution $	Other Corporate $	Intersegment Eliminations $	Total $
Inventories	136,463	57,384	49,276	–	(1,151)	241,972	108,254	66,920	34,855	–	(1,066)	208,963
Property, plant and equipment	41,441	50,530	244	–	–	92,215	28,656	41,628	203	–	–	70,487
Total assets	426,775	149,130	104,208	2,197	(1,151)	681,159	329,031	147,151	70,325	4,691	(1,066)	550,132

Geographic information is as follows:

	For the Nine Months Ended September 30					For the Three Months Ended September 30				
	Canada $	United States $	International $	Intersegment Eliminations $	Total $	Canada $	United States $	International $	Intersegment Eliminations $	Total $
Sales										
2006	548,691	362,339	285,593	(120,536)	1,076,087	197,087	130,549	107,215	(46,904)	387,947
2005	477,517	239,774	20,388	(8,388)	729,291	172,043	100,180	20,388	(8,108)	284,503

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

HARRIS
STEEL GROUP INC.